                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                      FORM 12b-25
              NOTIFICATION OF LATE FILING

                      Commission File Number:  2-35669


(Check One)

     Form 10-K  and Form 10-KSB  Form 11-K

     Form 20-F  X   Form 10-Q and Form 10-QSB  Form N-SAR

     For period ended:  September 30, 1999

     Transition Report on Form 10-K and Form 10-KSB

     Transition Report on Form 20-F

     Transition Report on Form 11-K

     Transition Report on Form 10-Q and Form 10-QSB

     Transition Report on Form N-SAR

     For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form.
     Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filling checked above, identify the Item(s) to which the notification relates:

                        PART I
                REGISTRANT INFORMATION

Full name of registrant:   Southern Security Life
                           Insurance Company

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)

           755 Rinehart Road
           Lake Mary, Florida 32746

                        PART II
                RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 132b-25(b), the following should be completed. (Check box if appropriate).

  (a)   The reasons described in reasonable detail in Part
        III of this form could not be eliminated without unreasonable effort or expense:

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-Q cannot be completed within the requested time period due to the additional time required to complete the financial statements on account of the resignation of the registrant's chief accountant and the installation of new computer software for registrant's accounting system and policy and administrative systems. The new software was installed as a result of a change in control of registrant.
Effective December 17, 1998, approximately 57.4% of the outstanding shares of common stock of registrant were acquired by Security National Life Insurance Company, which now operates registrant as a subsidiary.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Randall A. Mackey           801           575-5000
-------------------       -----------    ----------------
     (name)               (area code)   (telephone number)

(2)     Have all other periodic reports required under
        Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

           X  Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           [ ] Yes    X  No

       Southern Security Life Insurance Company
     (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 12, 1999        By:  Stephen M. Sill
        -----------------        --------------------
                                 Stephen M. Sill
                                 Vice President and
                                 Controller